May 3, 2007

Mr. Karl Hiller
Branch Chief
United States
Securities and Exchange Commission
Washington, DC 20549-7010

Re:    Hallador Petroleum Company
          Engineering comments included in letter dated February 22, 2007
                File No. 0-14731

Dear Mr. Hiller:

This letter is in response to the engineering comments in your letter dated February 22, 2007.  As I discussed with Ms. Towner on May 1, 2007, we will respond to the remaining comments at a later date.    The information below corresponds to your numbered comments in your letter.

Engineering Comments

1.	In addition, the following items should be addressed in relation to your reserve disclosure.
•
The coal reserves need to be stated separately as proven reserves and as probable reserves. Measured and indicated reserves are not terms recognized by Industry Guide 7 and combining the proven and probable reserve quantities is contrary to the guidance provided.

•	State whether these reserves are in-place quantities or the final salable product.

•	Disclose the criteria used to make the distinction between the proven and probable reserve classes.

•	State the coal reserve tonnages along with the average BTU and sulfur content.

•	List your mining recovery and wash plant recoveries.

•	Identify the utility companies that are your major customers.

•	State the price of coal received for your salable product for each of the last five years, and future contracted prices.

•	Provide general coal product specifications for your salable product.

•	Disclose your land ownership and leased acreage.

•	Clarify that structural characteristic associated with your use of the term "slope" which may also be described as a decline or inclined shaft.
Other cautionary matters and disclosure concerns that will need to be addressed in your annual filing are covered in the comments that follow. The information requested should be based on the feasibility study underlying your conclusion of having proven and probable reserves. Please submit a copy of this feasibility study for review by our mining engineer, in support of the reserve information you plan to disclose in your annual filing.

OUR RESPONSE

A hard copy of our feasibility study was mailed to you on March 30, 2007 and receipt of such was acknowledged by your staff.  Except, for the contracted sale price of our coal, we have complied with the above in our 2006 Form 10-KSB filed on April 16, 2007 and will comply in all future filings.  Our contracts with our purchasers require us to keep coal prices and certain other terms confidential.  In future filings, we will disclose coal revenue and coal production, consequently, our investors would be able to compute average prices.   As disclosed in our 2006 Form 10-KSB, coal sales did not begin until February 2007.

2.
Coal reserves must have legal, economic and technical feasibility at the time of the reserve determination. Common problems in reserve calculations involve including coal reserves which are found under railroads, roads, buildings, power lines, or other structures protected by restrictions on mining activities. Also, non-recoverable coal, such as in the roof and in barrier pillars, sometimes has been included in reserves. Please ensure that your reporting takes all legal, economic and technical factors into account. For further details, consult the general letter to coal operators located on our website at the following address.

http://www.sec.gov/divisions/corpfin/guidance/coalmineletter.htm

On a related point, we have found that companies sometimes include in their reserve estimates small tracks of coal lands that are not owned or large enough to be mined by themselves, based on the belief that such lands, typically between the main block and smaller tracks to be mined will be acquired in the future. As Industry Guide 7 requires all reserves to meet the definition for reserves at the time of the reserve determination, this practice would be inappropriate.

OUR RESPONSE
Our engineer is aware of the above, and used such guidance in our reserve disclosures in our 2006 Form 10-KSB.  We will continue to comply with this guidance in all future filings.

3.
Insert a small-scale map showing the location and access to your property. Briefly describe the road, barge and/or railroad access to each of your properties in be text. Note that SEC's EDGAR program now accepts digital maps. Therefore, please include these in any future filings or amendments that are uploaded EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900. Otherwise provide the map to the engineering staff for our review.

OUR RESPONSE

Because we have only one coal mile, and the location was adequately described in our 2006 Form 10-KSB, we do not believe that a map would enhance an investor's understanding of the location of our mine.  If, and when, we develop additional mines, a map may prove beneficial and will be considered in future filings.

4.
For all of your coal properties that have reserves included in your reserve disclosure, provide us with an analysis that compares the length of your leases, including assured renewals, with the scheduled production of currently designated reserves, and advise us whether you believe all designated reserves will be mined during the tenure of your leases, according to your current plans.

OUR RESPONSE
Our 2006 Form 10-KSB complied with the above, and we will comply in all future filings.

5.	For each of your mines, provide the disclosures required by Industry Guide 7(b). In particular, provide a brief discussion of:
•	The coal beds of interest, including minable coal thickness.

•	The description and capacities of the mine, mining equipment used, anti other infrastructure facilities present.

•	A list of your coal processing and/or handling facilities.

•	The road, barge and/or railroad access to each of your properties.

•	The present condition of the mine.

•	Material events of interest concerning the mine, adverse or otherwise within the last three years.

•	Any mine expansions, contractions or decommissioning within the last three years.

•	Any planned expansions or reductions in raining.

•	Any joint ownership.

•	Any use of mining contractors.

OUR RESPONSE
Our 2006 Form 10-KSB complied with the above, and we will comply in all future filings.

6.
In a table, disclose proven and probable reserves, as defined in Industry Guide 7, for each mine. Provide a separate table that lists "unassigned" reserves with their particular location, tonnage, Btu, sulfur and ownership/lease characteristics.  In addition, please address the following points.

•	Indicate tonnages that are "assigned" to an existing facility and those that have not been "assigned."

•
Disclose if the coal is steam or metallurgical, if it is leased or owned, and the Btu estimate per pound and sulfur content. Do not report Btu content as "dry," but include natural moisture in the calculation.

•
If coal is reported as tonnes in the ground, disclose in another column the average mining and wash plant recoveries in percentages; indicate whether these losses have been reflected in the total recoverable reserves reported.

•	In either case, clearly disclose whether the reserves reported are "in the ground" or "recoverable."

•	Provide totals in all tabular presentations, where appropriate.
•	Disclose your percentage of compliance and non-compliance coal.

OUR RESPONSE
Our 2006 Form 10-KSB complied with the above, and we will comply in all future filings.

7
Proven and probable reserves are disclosed in your filing. With a minimal transfer of paper, forward to our engineer as supplemental information, not as part of the filing, information that establishes the legal, technical and economic feasibility of the materials designated as reserves, as required under paragraph (c) of Industry Guide 7. This should include the following data:

•	Maps showing property, mine permit and reserve boundaries and geology, and recent and historic production areas, and seams mined and any cultural restrictions to mining.

•	Drill-hole maps showing drill intercepts.

•	Justifications for the drill hole spacing's used at various classification levels.

•	General cross-sections that indicate the relationship between coal seams, geology and topography.

•	A detailed description of your procedures for estimating "reserves."

•	An indication of how many years are left in your longest-term mining plan for each reserve block.

•	Site specific economic justification for the criteria you used to estimate reserves.

•	Mining plans or feasibility studies, including production schedules, cost estimates and cash flow projections needed to establish the existence of reserves, as defined in Industry Guide 7.

•	Third party reviews of your reserves that were developed within the last three years.

•	Any other information needed to establish legal, technical and economic feasibility.
Provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves. If there are any questions concerning the above request, please phone Mr. G. K. Schuler, Mining Engineer at (202) 551-3718.

OUR RESPONSE
A hard copy of our reserve report was mailed to you on March 30, 2007 and receipt of such was acknowledged by your staff.   Our mining engineer is Sam Elder and you may reach him at (812) 894-3480.

8.
For each operating region or major property, provide us with an analysis of the economic and technical evaluation criteria used for establishing and classifying your coal reserves. For example, please address the following points, and any other evaluation criteria that were significant.

•	Minimum economic tonnage

•	Mine dilution

•	Maximum and minimum mining heights for each type of mining

•	Maximum depth

•	Mining recoveries by mine type

•	Wash plant recoveries

•	Maximum stripping ratios

•	Types of surface conditions or items that limit or preclude mining

Explain to us the basis for all material assumptions used to develop these criteria and specifically address the price assumptions underlying your estimates.

OUR RESPONSE
Our 2006 Form 10-KSB complied with the above, and we will comply in all future filings.

Yours truly,

/S/VICTOR P. STABIO

Victor P. Stabio
CEO and President